

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

<u>Via E-mail</u>
Wilson Garrett
Principal Executive Officer
Shades Holdings, Inc.
2701 Gulf Blvd.
Indian Rocks Beach, FL 33785

     Re: Shades Holdings, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed April 16, 2012
               File No. 0-54156

Dear Mr. Garrett:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Andrew D. Mew

               Andrew D. Mew
               Accounting Branch Chief